BIT ORIGIN LTD.

375 park Ave, Fl 1502

New York, NY 10152

March 24, 2023

Via Edgar Correspondence

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Sonia Bednarowski
Mr. Matthew Derby

Re:	Bit Origin Ltd.
Amendment No. 4 to Registration Statement on Form F-3
Filed March 17, 2023
File No. 333-268501

To whom it may concern,

This letter is in response to the letter dated March 21, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bit Origin Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Registration Statement Amendment No. 5”) is being submitted to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-3

Miners, page 5

1. We note your response to prior comment 1. We further note that the OKX exchange is not available in the U.S. Please tell us how you execute trades through the OKX exchange. Please also revise to discuss the potential risks associated with using the OKX exchange, such as whether Bitcoin and/or fiat currency must be transferred between entities to trade on OKX, and whether this complies with the OKX terms of service..

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the staff that we have not traded any Bitcoins on the OKX exchange and we noted that the OKX exchange is not available in the United States. We have revised on page 5 of the Registration Statement Amendment No. 5 that if we determine that it is necessary to sell Bitcoins to improve the cashflow, our CFO will instruct the Vice President to transfer the Bitcoins to the Coinbase exchange and execute the trade. We do not have an agreement with the Coinbase exchange. If the Bitcoins cannot be sold at the approved price within one day after the transfer, the CFO will review the recalibrated proposal prepared by the finance department and approve the new price and new number of Bitcoins to be sold if the CFO deems the proposal is reasonable. If we trade Bitcoins for fiat currency, we will withdraw the fiat currency immediately from the Coinbase exchange and deposit it into the Company’s bank account. We also added a risk factor “Our Bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents” on page 22 of the Registration Statement Amendment No. 5.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Lucas Wang
Name:	Lucas Wang
Title:	Chief Executive Officer